FEBRUARY 2, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION TAXABILITY FOR 2006

CALGARY (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C NYSE: PWI) – PrimeWest Energy Trust (PrimeWest) today announces the taxability breakdown for distributions paid to Unitholders in 2006.

Canadian Unitholders:

For 2006 tax filing purposes, Canadian Unitholders should report total distributions declared of $3.75 per Trust Unit. This amount includes the December 2006 distribution, as required for income tax purposes based upon the declaration date.  The actual cash payment was made on January 15, 2007. During 2006, Canadian Unitholders received distributions of $3.86 Canadian per Trust Unit.  Therefore the difference of $0.11 per Trust Unit is attributable to the monthly distribution of $0.36 per Trust Unit declared in December 2005, compared to $0.25 per Trust Unit declared in December 2006.

PrimeWest has determined that 25% of the distributions declared, or $0.94 per Trust Unit is deemed a tax-deferred adjustment (“return of capital”) to the cost base of the Trust Units and the remaining 75%, or $2.81 per Trust Unit is taxable to Canadian Unitholders as “Other Income” (taxed at the same rate as interest income). Unitholders who held their Trust Units for a portion of the year should apply the percentage split to the applicable distribution payments.

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United States and Other Non-Resident Unitholders:

For Unitholders resident in the United States, the tax treatment of distributions is derived using U.S. tax rules, which are earnings based, and permit the deduction of Crown royalties and accounting-based depletion.  In the case of a U.S. resident, 82.48% of the distributions paid during 2006 are taxable as a “qualified dividend” under the terms of the Jobs and Growth Tax Relief Reconciliation Act of 2003, making these payments eligible for the reduced maximum tax rate of 15%. The remaining 17.52% of the distributions paid should be treated as a tax-deferred adjustment (“return of capital”) to the cost base of the Trust Units. Under U.S. tax rules, the $3.86 Canadian per Trust Unit paid during 2006 should be utilized for purposes of deriving the tax liability.   During 2006, distributions paid to Unitholders exceeded the taxable earnings base of PrimeWest as determined using U.S. tax rules, resulting in the higher level of taxability for U.S Unitholders when compared to 2005.

Investors who do not qualify as residents of Canada for income tax purposes should seek advice from a qualified tax advisor in their country of residence regarding the tax treatment of the distributions paid by PrimeWest.  Monthly distributions payable to non-residents of Canada are normally subject to a withholding tax of 25% as prescribed by the Canadian Income Tax Act.  However, the level of withholding tax may be reduced in accordance with reciprocal tax treaties. In the case of the Canada – United States Tax Convention, U.S. residents are subject to a 15% withholding tax on the distributions paid by PrimeWest.

For further information on taxability of distributions paid by PrimeWest, please refer to the Taxation section of our website at www.primewestenergy.com and to your qualified tax advisor.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX". Series I convertible debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A”, Series II convertible debentures trade under the symbol “PWI.DB.B”, and Series III convertible debentures trade under the symbol “PWI.DB.C”.

To learn more about PrimeWest, please visit our website at www.primewestenergy.com

For Investor Relations inquiries, please contact:

George Kesteven

Manager, Investor Relations

(403) 699-7367

Toll-free: 1-877-968-7878

Email:  investor@primewestenergy.com

Suite 5100 150 - 6th Avenue S.W. Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825